

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Mr. John Eckersley
Vice President, Legal and Corporate Affairs
Passport Potash Inc.
608-1199 West Pender Street
Vancouver, British Columbia
Canada V6E2R1

> **Re: Passport Potash Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2013**
> **File No. 000-54751**

Dear Mr. Eckersley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Advance Notice Policy, page 12

1.   We note your disclosure that the advance notice policy adopted by the board of directors on July 22, 2013 fixes a deadline by which holders of common stock must submit director nominations to the company prior to any annual or special meeting of stockholders. Please disclose the deadline by which the stockholders had to submit director nominations to the company for the 2013 annual general and special meeting of stockholders.

2011 Rolling Share Option Plan, page 30

2.   Please disclose all the information required pursuant to Item 10(a) of Schedule 14A.

3.   Please file a copy of the written plan document in electronic format as an appendix to the proxy statement. Refer to Instruction 3 to Item 10 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director